EXHIBIT 99.1

LWAY:US Lifeway Foods Inc
Lifeway Foods Reports Record 3rd Quarter 2008 Results

- Q3 Sales Up 15% from Q3 2007

- Q3 2008 Gross Profit up 30%; Operating Income up 153% from Q3 2007

- Q3 Net Income up 83% from Q3 2007

PR Newswire

MORTON GROVE, Ill., Nov. 14

MORTON GROVE, Ill., Nov. 14 /PRNewswire-FirstCall/ -- Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the third quarter ended September 30, 2008, sales increased 15% to approximately $11,240,000 from $9,817,000 during the same period a year ago. This increase in sales was driven by another strong sales increase of Lifeway’s kefir and ProBugs(R).

Third quarter 2008 gross profit increased 30% to $3,537,122 from $2,720,659 during the same period a year ago. Third quarter operating income increased 153% to $1,467,239 from $581,043 during the same period a year ago. Third quarter 2008 net income increased 83% to $854,916 from $468,194 during the same period a year ago.

Edward Smolyansky, CFO commented, “We are extremely proud of our third quarter and nine months 2008 results. Our margins continued to remain strong even as oil and energy prices reached record levels in July and August. All of our oil related production supplies, utilities and transportation costs hit record levels during the third quarter, and we have only just begun to see these costs subside as the price of oil retreats. Additionally, the cost of milk in October declined to the lowest level in 16 months, and we expect them the decline even further. In a very tight credit environment, our cash flows have never been stronger and, combined with these declining costs, should only further benefit us in the fourth quarter 2008 and into 2009.”

Julie Smolyansky, CEO commented, “The final months of the year should be a very exciting time for our company as we continue to expand our club store initiative during this difficult economic time for consumers. In the coming weeks, we expect to begin shipments of our 8 oz Kefir variety pack to stores in the northeast region, and a new Probugs(TM) club variety pack to stores in the northern California region. In difficult economic times, when consumers are looking for value at warehouse and club type outlets, it is part of our growing initiative to provide value to these consumers.”

About Lifeway Foods

Lifeway, recently named Fortune Small Business’ 49th Fastest Growing Small Business, is America’s leading    supplier of the cultured dairy product known as kefir. Lifeway Kefir is a dairy beverage that contains Lifeway’s    exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these “friendly” cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It’s Pudding! Live conference calls will now be on an annual basis to discuss fiscal full year results.

For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net.

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and exchange Commission.

	(Unaudited)
	Three Months Ended
	September 30,
	2008	2007

Sales	$11,240,282	$9,817,478

Cost of goods sold	7,505,794	6,901,471
Depreciation expense	197,366	195,348

Total cost of goods sold	7,703,160	7,096,819

Gross profit	3,537,122	2,720,659

Selling Expenses	957,978	1,174,140
General and Administrative	1,032,043	916,893
Amortization expense	79,862	48,583

Total Operating Expenses	2,069,883	2,139,616

Income from operations	1,467,239	581,043

Other income (expense):
Interest and dividend income	95,042	84,918
Rental Income	13,647	9,731
Interest expense	(71,928)	(102,197)
Impairment of marketable securities	(270,908)
Gain (loss) on sale of marketable securities, net	(110,259)	209,207
Total other income (Expense)	(344,406)	201,659

Income before provision for income taxes	1,122,833	782,702

Provision for income taxes	267,917	314,508

Net income	$854,916	$468,194

Basic and diluted earnings per common share	0.05	0.03

Weighted average number of shares outstanding	16,730,650	16,824,911

	(Unaudited) Nine Months Ended
	September 30,		December 31,
	2008	2007	2007
Cash flows from operating activities:
Net income	$2,655,240	$2,999,551	$3,152,660
Adjustments to reconcile net income to net cash flows from operating activities, net of acquisition:
Depreciation and amortization	821,505	789,215	1,049,913
(Gain)Loss on sale of marketable securities, net	146,404	(663,538)	(539,739)
Impairment of marketable securities	270,908
Deferred income taxes	(125,221)	12,419	(223,717)
Treasury stock issued for compensation	65,809	27,720	48,509
Increase (decrease) in allowance for doubtful accounts	(4,449)	(40,540)	(40,540)
(Increase) decrease in operating assets:
Accounts receivable	(947,303)	(862,699)	(226,405)
Other receivables	14,193	25,240	27,939
Inventories	(700,540)	(1,538,993)	(984,358)
Refundable income taxes	240,880	142,008	26,891
Prepaid expenses and other current assets	665	(1,068)	(9,270)
Increase (decrease) in operating liabilities:
Accounts payable	766,988	402,027	131,316
Accrued expenses	118,650	(39,033)	(66,062)
Accrued income taxes	308,260	---	---
Net cash provided by operating activities	3,631,989	1,252,309	2,347,137

Cash flows from investing activities:
Investment in cost method securities	---	(500,000)	(500,000)
Purchases of marketable securities	(4,864,873)	(4,408,170)	(5,744,697)
Sale of marketable securities	4,659,350	6,652,670	7,168,246
Increase in margin	428,951	---	---
Purchases of property and equipment	(1,892,472)	(1,142,709)	(1,824,879)
Purchases of organizational costs	---	(5,858)	---
Net cash used in investing activities	(1,669,044)	595,933	(901,330)

Cash flows from financing activities:
Proceeds of note payable	---	300,000	300,000
Purchases of treasury stock, net	(1,139,987)	(752,603)	(752,603)
Repayment of notes payable	(887,977)	(1,318,885)	(1,945,131)
Net cash used in financing activities	(2,027,964)	(1,771,488)	(2,397,734)

Net decrease in cash and cash equivalents	(65,019)	76,754	(951,927)

Cash and cash equivalents at the beginning of the period	595,885	1,547,812	1,547,812

Cash and cash equivalents at the end of the period	$530,866	$1,624,566	$595,885

SOURCE Lifeway Foods, Inc.

Website: http://www.lifeway.net
Contact: Lifeway Foods, Inc., +1-847-967-1010, info@lifeway.net